

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 9, 2008

Mr. Richard G. Lummis
Vice President, Compliance and Secretary
Ausam Energy Corporation
1430, 1122 Fourth Street SW
Calgary, Alberta T2R 1M1
Canada

> **Re:** **Ausam Energy Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 2, 2008**
> **File No. 333-146853**

Dear Mr. Lummis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Registration Statement

1. Please revise your fee table to calculate your fee in accordance with Rule 457(o) of the Securities Act of 1933, as opposed to Rule 457(c), as your securities are not being offered at prices computed upon the basis of fluctuating market prices.

Mr. Richard G. Lummis
Ausam Energy Corporation
May 8, 2008
Page 2

Selected Historical Consolidated Financial and Operating Data
Per share information, page 20

2.   It appears that the per share information presented under this section has not been updated to reflect the restated per share amounts. Review and revise as needed.

Estimated Proved Reserves
Production, page 21

3.   We note your response to our prior comment 3, and your statement that the term "Boe" may be misleading. Please expand your discussion to add the clarification you feel is necessary so that your use of the term will not be misleading to investors.

Expenses per Boe, page 22

4.   We note the revised disclosure provided in response to prior comment 3 from our letter dated April 30, 2008. While you have provided an explanation of how Boe has been determined, you have not explained how Expenses per Boe have been calculated. Revise your presentation to include such an explanation.

5.   We note from your response to prior comment number 3 from our letter dated April 30, 2008 that you do not use the measure Expenses per Boe internally, but have provided it for the convenience of investors. Revise your disclosure to explain why you have presented these measures. Additionally, explain why, in light of the fact that you do not use the measures, why you believe they provide useful information to investors.

Consolidated Statements of Operations and Accumulated Deficit, page F-5

6.   We note your response to our prior comment 6, along with your restatement in footnotes 18 on page F-26, and footnote 12 on page F-47 of your financial statements. Please revise to comply with the disclosure requirements of paragraph 40 of SFAS No. 128. Specifically, disclose the net loss attributable to common stockholders and how your restated net loss per common share is calculated. Additionally, consider revising the face of your statements of operations to include a presentation of net loss attributable to common stockholders. See SAB Topic 6.B.

Supplementary Disclosures about Oil and Gas Production Activities (Unaudited), page F-27

7.   We note your response to our prior comment 9. If the line items labeled as Unproved in your Costs Incurred table relate to unevaluated properties, please clarify and revise these line items.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Carroll at (202) 551-3717 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Winfrey if you have any engineering questions at (202) 551-3704. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: B. Skinner
    R. Carroll
    D. Levy
    R. Winfrey

    Via Facsimile:
    William Lee
    (713) 615-5312